UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): November 1, 2015

Furmanite Corporation
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	001-05083	74-1191271
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10370 Richmond Avenue, Suite 600 Houston, Texas		77042
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:	713-634-7777

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

On November 1, 2015, Furmanite Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Team, Inc., a Delaware corporation (“Team”), and TFA, Inc., a Delaware corporation and a wholly owned subsidiary of Team (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of the Company and Team.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Company’s stockholders will have the right to receive 0.215 shares (the “Exchange Ratio”) of common stock, par value $0.30 per share, of Team (“Team Common Stock”) for each share of common stock, without par value, of the Company (“Company Common Stock”).

The Merger Agreement also provides that at the Effective Time, Jeffery G. Davis, who is a current member of the Company’s board of directors, will join Team’s board of directors.

The Merger Agreement contains customary representations and warranties from both the Company and Team, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the Company’s and Team’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and certain other customary regulatory approvals, (3) the obligation of the Company to call a meeting of its stockholders to approve and adopt the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve and adopt the Merger Agreement, (4) the obligation of Team to call a meeting of its stockholders to approve the issuance of Team Common Stock in the Merger (the “Team Stock Issuance”) and, subject to certain exceptions, to recommend that its stockholders approve the Team Stock Issuance, and (5) each of the Company’s and Team’s non-solicitation obligations relating to alternative acquisition proposals, subject to certain exceptions related to superior proposals.

The completion of the Merger is subject to customary conditions, including (1) adoption and approval of the Merger Agreement by holders of a majority of the outstanding shares of Company Common Stock, (2) approval of the Team Stock Issuance by a majority of the holders of Team Common Stock voting at a special meeting to approve the Team Stock Issuance, (3) expiration or termination of the waiting period (and any extension thereof) under the HSR Act, (4) authorization for listing on the New York Stock Exchange of the Team Common Stock to be issued in the Merger, (5) effectiveness of the registration statement on Form S-4 for the Team Common Stock to be issued in the Merger and (6) the absence of any order, injunction or other legal restraint making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) in the case of the Company, receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides for certain termination rights for both the Company and Team, including provisions permitting the Company to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Company Superior Proposal (as defined in the Merger Agreement). The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, the Company or Team, as applicable, will be obligated to (1) pay the other party a termination fee of $10,000,000 or (2) reimburse the other party for its reasonable and documented merger-related expenses up to $3,000,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified in the Merger Agreement, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or Team, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Team, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of the Company and Team and a prospectus of Team, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Team makes with the Securities and Exchange Commission (the “SEC”).

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Arrangements of Certain Officers.

Concurrently with the execution of the Merger Agreement, the Company on November 1, 2015 entered into a Separation Agreement and into a Consulting and Release Agreement with its President and Chief Executive Officer, Joseph E. Milliron, pursuant to which Mr. Milliron has retired from active employment with the Company, effective November 1, 2015. Pursuant to the Separation Agreement, Mr. Milliron will receive the severance payments and benefits provided under his existing change in control agreement, including a cash severance payment of $1,583,000, as well as accelerated vesting of his outstanding Company equity compensation awards. Pursuant to the Consulting and Release Agreement, Mr. Milliron has agreed to provide consulting services to the Company through August 31, 2016, in exchange for a monthly fee of $25,000, has agreed to a non-competition covenant through March 31, 2016, and has executed a release of claims in favor of the Company.

The Company has appointed its Interim Executive Chairman, Jeffrey G. Davis, as Interim President and Chief Executive Officer of the Company, effective November 1, 2015. On November 1, 2015, the Company approved a compensation package for Mr. Davis consisting of a base salary at a rate of $41,667 per month and a one-time bonus of $250,000, payable upon consummation of the Merger subject to Mr. Davis’s continued employment at that time.

Mr. Davis’s business experience is set forth on page 10 of the Company’s revised proxy statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, as filed with the SEC on June 11, 2015, and such information is hereby incorporated by reference in this Current Report on Form 8-K.

There are no current or proposed transactions between the Company and Mr. Davis or his immediate family members that would require disclosure under Item 404(a) of Regulation S-K promulgated by the SEC. There is no arrangement or understanding between Mr. Davis and any other person pursuant to which he has been named Interim President and Chief Executive Officer.

Cautionary Statements Regarding Forward-Looking Information

The information presented below may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Team and the Company.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Risks and uncertainties related to the proposed transaction include, among others: the risk that the Company’s stockholders or Team’s stockholders do not approve the merger or the Team Stock Issuance, as applicable; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s businesses and operations with Team’s businesses and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel and other risks and important factors that could affect the Company’s and Team’s future results, as identified in their respective Annual Reports on Form 10-K for the year ended December 31, 2014 and other reports filed with the SEC.  Forward-looking statements are made only as of the date of this document, and neither the Company nor Team undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

Important Additional Information

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and the Company intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY

STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, THE COMPANY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to stockholders of both Team and the Company. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by the Company will be available free of charge by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Company’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, the Company and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and the Company in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Company security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of the Company is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 9.01.     Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated November 1, 2015, by and among Furmanite Corporation, Team, Inc. and TFA, Inc.†
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the U.S. Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation

Date: November 3, 2015	By:	/s/ Robert S. Muff
Robert S. Muff
Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated November 1, 2015, by and among Furmanite Corporation, Team, Inc. and TFA, Inc.†
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the U.S. Securities and Exchange Commission upon request.